UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 21, 2014

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA	NEATHOUSE PLACE, VICTORIA, LONDON,
3000 AUSTRALIA	UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Company Secretariat

	BHP Billiton Limited	BHP Billiton Plc
	171 Collins Street	Neathouse Place
	Melbourne Victoria 3000 Australia	London SW1V 1LH UK
	GPO BOX 86	Tel +44 20 7802 4000
	Melbourne Victoria 3001 Australia	Fax + 44 20 7802 4111
	Tel +61 1300 55 47 57 Fax +61 3 9609 3015	bhpbilliton.com
20 November 2014	bhpbilliton.com

To:	Australian Securities Exchange	cc:	New York Stock Exchange
	London Stock Exchange		JSE Limited

FOR ANNOUNCEMENT TO THE MARKET

Please find attached addresses to shareholders to be delivered by the Chairman and the Chief Executive Officer at BHP Billiton Limited’s Annual General Meeting today in Adelaide.

The meeting will be webcast at http://www.media-server.com/m/p/vj2eu3h3

As part of the Dual Listed Company structure of the Group, the business to be conducted at the Annual General Meetings will be determined by polls. The poll results will be released to the market after the conclusion of BHP Billiton Limited’s Annual General Meeting.

Further information on BHP Billiton can be found at: www.bhpbilliton.com.

Nicole Duncan
Company Secretary

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: 171 Collins Street, Melbourne, Victoria 3000	Registered Office: Neathouse Place, London SW1V 1LH United Kingdom

The BHP Billiton Group is headquartered in Australia

BHP Billiton Limited Annual General Meeting

Speeches by Jac Nasser, Chairman, BHP Billiton

and

Andrew Mackenzie, Chief Executive Officer, BHP Billiton

20 November 2014

BHP Billiton Limited Annual General Meeting

20 November 2014

Jac Nasser, Chairman, BHP Billiton

Good morning. My name is Jac Nasser. Before we start today’s meeting I would like to acknowledge the Kaurna people of the Adelaide Plains. In particular, I want to pay our respect to Elders past and present, and extend that respect to other Aboriginal people joining us today. I’d like to ask Kaurna Elder, Uncle Lewis O’Brien, to the podium to conduct the Welcome to Country.

As we officially start the 2014 Annual General Meeting of BHP Billiton, let me show the disclaimer. BHP Billiton has had a long history in South Australia going back over 120 years. Today, we have a workforce in this State of around 4,000 people. Over 250 locally based companies, many of them small businesses, supply us with a wide range of goods and services. A number of them supply BHP Billiton worldwide. Importantly, more than 38,000 South Australians directly hold shares in BHP Billiton and most South Australians have a stake in the Company through their superannuation funds. All of us at BHP Billiton are proud of our history and our contribution to this great State. This annual meeting is our opportunity to talk about our results and your Company’s future.

Your Directors are here, including your Chief Executive Officer, Andrew Mackenzie. I’d like to welcome our newest Director, Malcolm Brinded. Malcolm joined the Board in April and is a member of our Sustainability Committee. He was with Shell for nearly 40 years in a number of senior leadership roles, including 10 years on the Shell Board. I would also like to acknowledge the contribution of David Crawford, who will retire from the Board today.

David has served our shareholders well over many years and played a key role in the development of BHP Billiton as one of the world’s leading companies. If the proposed demerger that we announced in August is approved, shareholders will continue to benefit from David’s expertise. He will become Chairman of the new company. David, on behalf of your fellow Directors, shareholders and friends, let me thank you. We will miss your wisdom. I will miss your counsel, but we know there is no better person to guide the new company through its early years.

It is also intended that Keith Rumble will become a Non-executive Director of the proposed new company and would retire from the BHP Billiton Board. Keith, a geologist, has over 30 years’ experience in the resources industry. During his six years as a Director of BHP Billiton we have had the benefit of his knowledge, experience and insight.

Given that the proposed demerger has led to some Board changes I’d like to comment on succession planning. At BHP Billiton succession is an ongoing and planned process. This means that we review diversity, skills, experience, knowledge and independence of the Board to ensure we have the right people to effectively govern the Company.

BHP Billiton Limited Annual General Meeting

Speeches by Jac Nasser, Chairman, BHP Billiton

and

Andrew Mackenzie, Chief Executive Officer, BHP Billiton

20 November 2014

We use the same disciplined approach to succession throughout the organisation. The proposal to establish a new company has also resulted in changes to our senior management team.

Peter Beaven has taken over from Graham Kerr as Chief Financial Officer of BHP Billiton. Peter was recently the President of our Copper Business. Graham, who was Chief Financial Officer, is now Chief Executive designate of the new company. Graham has more than 20 years’ experience in the resources industry, with leadership roles in finance, operations and strategy. He began his career in our Iron Ore business.

You can read about our senior management team in the Annual Report.

Let me also welcome the members of our Forum on Corporate Responsibility. The Forum includes respected leaders from non-government organisations across seven countries. For over a decade, they have advised us on a range of sustainability issues, including climate change, biodiversity, business ethics and human rights. I want to thank them for their advice and wisdom. We are a better Company with the benefit of their diverse and forthright views.

Against a backdrop of external and organisational change, we continue to be guided by the BHP Billiton Charter, which defines our values. Our first Charter value is Sustainability. This means putting health and safety first, being environmentally responsible and supporting our communities. This last financial year we reported a record low number of injuries and no fatalities at our operations. Having said this, sadly, in September we had a fatality at our Worsley refinery in Western Australia. On behalf of the Board and management we extend our deepest condolences to the family and friends of our colleague. We must have a safe workplace for everyone, every day.

Business Performance

Now, I’d like to turn to BHP Billiton’s 2014 financials. I am pleased to report that your Company performed strongly. Profit increased by ten per cent to US$13.4 billion, underpinned by increased production and productivity-led cost efficiencies. In addition to our broad economic contribution through jobs, capital investment and local business support, BHP Billiton paid US$9.9 billion in taxes and royalties to governments during the year.

Reflecting our solid overall performance and our strong balance sheet, the Board has increased the full-year dividend by four per cent to US$1.21 a share. We seek to progressively increase, or at least maintain, the dividend per share in US dollars, at each half-year.

Proposed Demerger

Earlier this year we announced our proposal to simplify BHP Billiton through the demerger of our aluminium, manganese, silver and selected coal and nickel assets. Let me explain the

BHP Billiton Limited Annual General Meeting

Speeches by Jac Nasser, Chairman, BHP Billiton

and

Andrew Mackenzie, Chief Executive Officer, BHP Billiton

20 November 2014

rationale behind the proposal. Over the past decade, demand for commodities grew significantly. As you would expect, our strategy was to direct capital to projects in businesses that delivered the highest returns. This strategy has served our shareholders well. BHP Billiton has outperformed our peer group, the overall resources sector and the broader markets. US$1,000 invested by you in BHP Billiton 10 years ago is worth US$3,600 today. Over that time our portfolio has evolved into what we see as two distinct companies, both with world class assets. In one group is our large, upstream business. The other group includes assets that are not as large despite being some of the biggest in their industries. It is this second group of high quality assets with more downstream exposure which we propose to separate into an independent company.

We see benefits for both companies and for all shareholders. For BHP Billiton, we can reduce costs and improve the productivity of our largest businesses more quickly. This means we should generate stronger growth in free cash flow and a superior return on investment. The new company will benefit from its own strategy and systems that will be tailored for a business of its scale. This, along with a dedicated focus on the new company, should see its assets perform even more strongly.

We looked at a range of options and carefully assessed the alternatives. We concluded that the proposed demerger will create more value for shareholders compared to maintaining the status quo or simplifying the company in other ways.

If the proposal is approved, as shareholders you would:

•	keep your shares in BHP Billiton;

•	continue to receive dividends from BHP Billiton without any reset; and

•	be entitled to shares in the new company in equal proportion to your BHP Billiton shareholding.

We intend that the new company’s shares will have a primary listing in Australia, a secondary listing in South Africa and a Standard listing in London. We have made very good progress in recent weeks and I am pleased to confirm that the demerger is on track. We have received a number of the more significant regulatory approvals, including from Australia’s Foreign Investment Review Board and the Australian Taxation Office and we are progressing well on those that remain outstanding.

In March we expect to release all shareholder documentation with full details of the proposed demerger. This will include a BHP Billiton Shareholder Circular and an Information Memorandum for the demerged company. We plan to hold an Extraordinary General Meeting in May 2015 where you can vote on the demerger.

BHP Billiton Limited Annual General Meeting

Speeches by Jac Nasser, Chairman, BHP Billiton

and

Andrew Mackenzie, Chief Executive Officer, BHP Billiton

20 November 2014

BHP Billiton Strategy

BHP Billiton’s strategy will remain unchanged. We will focus on what we do best. We will continue to own and operate large, long-life, low-cost, expandable, upstream assets diversified by commodity, geography and market. The energy and minerals we produce support global economic growth and development. We are one of the world’s largest producers of iron ore and the largest exporter of metallurgical coal. These are the ingredients that together create steel for housing, transportation and infrastructure. We are one of the world’s largest producers of copper, which is critical to all forms of energy, including renewable energy. Energy is crucial at all stages of economic development.

Each country will decide its own energy policy reflecting their priorities and opportunities. Recently you have seen the US and China announce their plans for transition to a lower carbon economy. In the next 20 years around 1.7 billion people are expected to access electricity for the first time, significantly improving their living standards. Our portfolio approach positions us well to benefit as demand for energy grows. We are represented across the major energy commodities in the global energy mix, including oil, natural gas, uranium and high quality energy coal. In addition, we have one of the world’s best potash resources. We see potash as vital to improving farming yields in a world facing an increasing population and a shortage of arable land.

Together our four pillars iron ore, coal, copper, and petroleum, with potash as a potential fifth, are the building blocks of your Company’s future. The diversity of our portfolio is a strength, particularly against a constantly changing external environment and the risks and opportunities this presents. We have a long history of adapting our portfolio to changing market conditions. This is underpinned by robust corporate planning to best position our portfolio for the future. We develop long-term scenarios that provide an insight into how the world might look over the coming decades. These scenarios take into account long-term uncertainties in geopolitics, economics, climate change and technology.

Climate Change

For two decades we have accepted the science of climate change. We base our core assumptions on the work of the Intergovernmental Panel on Climate Change, as do most governments around the world.

Climate change is a global challenge posing a significant risk to the environment and therefore social and economic development. Recognising the uncertainty around the exact speed and scale of climate change our scenarios include a broad range of assumptions around physical impacts, policy development and market responses. Central to our scenario planning are some key beliefs about the global economy. The first is that our business strategy depends on sustainable global growth. It is clear that this requires substantial reductions in greenhouse gas emissions, which, in turn, will change the structure of energy markets around the world. Our second belief is that, from a public policy perspective, the

BHP Billiton Limited Annual General Meeting

Speeches by Jac Nasser, Chairman, BHP Billiton

and

Andrew Mackenzie, Chief Executive Officer, BHP Billiton

20 November 2014

most effective way to reduce emissions is a portfolio of measures, including a price on carbon.

In September, BHP Billiton, together with many others, signed the World Bank Carbon Pricing Statement presented to the UN Climate Summit in New York. But a carbon price alone will not be sufficient to drive the pace and scale of the global response required. Complementary measures are needed to improve energy efficiency, to support the development of low emission technology, to build resilience to the impacts of climate change and to address sustainable development. At BHP Billiton, we are taking action to reduce our emissions, build our own resilience and work with others to support effective policy development.

We are also exploring opportunities to invest in low emission technologies like carbon capture and storage. In this context, we believe your Board’s approach to strategy, risk assessment and investment decision-making, together with the diversity of our portfolio, positions us well. This enables us to manage and respond to changes and develop opportunities to grow shareholder value.

Global Economy

Let’s turn to the global economy. Events this year have been a reminder of how unpredictable and volatile politics and economics can be. Despite this, growth in emerging countries remains solid at around 4.5 per cent and some developed economies have improved. In the US, real GDP has been increasing. Employment continues to strengthen which is supporting consumer demand. In Europe, the overall economy remains soft, although the UK has seen some improvement. In Japan, while there are some encouraging signs, uncertainty remains. In China the property sector is slowing but other sectors are showing resilience. Coupled with the ability to draw upon a range of other supportive measures, growth is still expected to come in above seven per cent.

In the mid-term, the rate of growth will see a gradual decline from current levels as China’s economy continues to mature. China, together with other emerging markets, will remain a major driver of global growth. This will drive increased demand for natural resources into the future. In turn, this will continue to benefit Australia’s economy if the nation can remain competitive. The Australian economy is growing moderately at around three per cent. Resources investment in Australia has slowed, capital projects of recent years are now largely in production. Mining remained the main contributor to Australia’s economic growth in the 2014 financial year. The industry’s export earnings increased by 12 per cent to US$195 billion, representing more than half of Australia’s export earnings.

Our industry pays amongst the highest tax rates in the economy, while also supporting over 1 million jobs in businesses ranging from construction to manufacturing, to transport and services. From a national perspective, Australia’s earnings from resources and energy are projected to increase at an average of seven per cent a year to over US$270 billion in 2019.

BHP Billiton Limited Annual General Meeting

Speeches by Jac Nasser, Chairman, BHP Billiton

and

Andrew Mackenzie, Chief Executive Officer, BHP Billiton

20 November 2014

This year, our Iron Ore business is marking two significant milestones. In July, we celebrated the shipment of our billionth ton of iron ore to Japan and in December we will be celebrating the shipment of our billionth ton to China. Our first ever export sale was to China. It was 123 years ago and we shipped 52 tons of lead from Port Pirie. Looking back, all of us can all take pride in the nation-building role our products have played over many decades.

We believe your Company and our industry can look forward to making an even more important contribution in the future. Australia is a world leader in resources. For over 150 years the industry has invested in technology to continually innovate. These investments have benefitted the Country.

There are very few industries in Australia that have world scale and are globally competitive. The resources industry is one of them; an industry that is ready to lead Australia’s prosperity for decades to come.

Conclusion

There are very few companies that have prospered for more than 130 years. The proposed demerger is another step in our evolution and demonstrates our willingness and ability to continually reshape our business. In a volatile and uncertain world, our strategy continues to deliver benefits for our shareholders and our communities. BHP Billiton’s success comes from the hard work and dedication of our team of 123,000 people. On your behalf I want to thank them and thank you for your continued support.

Now, let me ask Andrew to talk about the Company’s performance.

Andrew Mackenzie, Chief Executive Officer, BHP Billiton

Thank you Jac and good morning everyone.

I too would like to acknowledge the Kaurna people of the Adelaide Plains, who are the Traditional Custodians of this Land, and pay my respect to the Elders both past and present, and extend that respect to other Elders who may be here today. Let me also welcome shareholders to the Annual General Meeting. We enjoy the opportunity to spend time with you and I am delighted to be here today in Adelaide.

As Jac mentioned, South Australia is very important to BHP Billiton. It is home to Olympic Dam, one of the world’s great ore bodies. Olympic Dam has one of the largest deposits of copper, uranium and gold and holds significant potential. I’ll speak more about Olympic Dam later in my presentation.

Let me start with safety. Sustainability, our first Charter value, dictates that health and safety always comes first. At all times, in all places, in everything we do. So everyone goes home safely, every day.

BHP Billiton Limited Annual General Meeting

Speeches by Jac Nasser, Chairman, BHP Billiton

and

Andrew Mackenzie, Chief Executive Officer, BHP Billiton

20 November 2014

Jac spoke of the improvement in safety performance that we made during the 2014 financial year. While we were encouraged by this result, recent events have again demonstrated that we can never rest on past performance. We were all deeply saddened by the fatal injury of one of our colleagues in Australia in September.

Keeping our people safe and healthy across all our operations matters more to me than anything else.

Sustainability also drives our focus on delivering enduring benefits to our environment and to our communities.

For the 2014 financial year BHP Billiton delivered strong financial results. This was the outcome of a consistent and proven strategy. Since becoming CEO of this great company I have focused on increasing free cash flow by improving the efficiency of all that we do, and getting more out of what we already have. During a year in which the majority of commodity prices fell, we still increased profitability significantly. We will continue to maximise value, maintain financial discipline and return excess cash to shareholders. Our commitment to drive increased productivity across the organisation has the potential to create more value than anything else that we can do today.

Progress has been strong. In the year we increased Group production by nine per cent and made higher-than-forecast productivity gains of US$2.9 billion. That means over the past two years we have now embedded more than US$6.6 billion of sustainable productivity gains. We were also more selective with our investments. This led to a reduction in capital and exploration expenditure to US$15.2 billion. Our free cash flow increased significantly by US$8.1 billion and underlying attributable profit was up 10 per cent to US$13.4 billion dollars. This result is positive for your Company and for shareholders. It is also positive for the countries and governments where we operate. We want to pay our fair share in taxes and we think we do. Last year we paid US$9.9 billion globally in taxes and royalties and certain indirect taxes. Here in Australia, we are the largest tax payer.

In 12 of our operations across four of our most important commodities significant productivity improvements underpinned record production. Our Western Australian Iron Ore asset achieved a fourteenth consecutive annual production record. Early completion and accelerated ramp-up of the Jimblebar mine expansion played a big part in this. Overall, Western Australian Iron Ore increased production by over 20 per cent, and in the second half of the year delivered a unit cost reduction of 12 per cent. We also had record production in metallurgical coal, with a 24 per cent reduction in unit cash costs at Queensland Coal. Despite declining ore grades at Escondida in Chile, we increased copper production and reduced unit costs across all our copper assets. We concentrated on our higher-priced petroleum liquids over natural gas and delivered record petroleum production of 246 million barrels of oil equivalent.

BHP Billiton Limited Annual General Meeting

Speeches by Jac Nasser, Chairman, BHP Billiton

and

Andrew Mackenzie, Chief Executive Officer, BHP Billiton

20 November 2014

We are sustainably driving productivity in everything we do. We think about productivity in terms of the ‘perfect day’. When you get everything right in a day, what is your potential performance? To determine what a ‘perfect day’ looks like we use industry benchmarks as well as our own best practice. We break down our mining and drilling operations into their component parts and then we look at where we do each task best across our Company. We use that best practice as the standard for the rest of our operations to match, and a disciplined, systematic approach to close the gap. Data, the right systems and processes are critical to drive an environment of continuous improvement. But the real energy comes from our people when they provide their ideas to make sure we remain productive in the long term.

Let me give you an example from our Western Australia Iron Ore business and explain how our relentless focus on plant and equipment utilisation is increasing operational performance. The mines, rail and port are all key components of our supply chain. At the mines, our centralised approach to maintenance shutdowns has reduced their frequency and increased the utilisation of equipment between shutdowns. By changing screens and increasing belt speeds we have lifted the output of ore handling plants. For rail, we have improved track integrity and scheduling. We’ve increased the number of train departures each day by 28 per cent and reduced travel times by 23 per cent.

At the port, we have improved the maintenance and utilisation of our dumpers. This has reduced train delays by 50 per cent and we have improved the utilisation of ship loaders. By optimising the arrivals of ships at the berths we will continue to use the power of our systems and processes to understand performance better, share best practice and make continuous improvements across the Company. We can only do this by building a culture where our people step up to the challenge. The priority for me and my team is to make sure our people can unleash their full potential.

We also achieve significant productivity gains by transferring know how from one basin to another. A good example of this is the possible expansion, by heap leaching, of Olympic Dam, a resource of enormous potential. Heap leaching is a lower cost way to extract metals from ore mined underground. Based on know how transferred from our Copper assets in Chile, we will first increase the amount of ore hoisted and focus more on high grade areas of the ore body. This will lift the productivity of the existing infrastructure and take it to its nameplate capacity. Then, if heap leaching pilot tests currently underway are successful, and they are showing promise, we will use this technology and phased expansions of the underground mine to further increase Olympic Dam’s output.

I commend the Federal and South Australian Governments for their assistance and cooperation. Throughout this process, the State and Federal Governments have been supportive and created an environment that is highly conducive to business investment. We will keep you updated of Olympic Dam’s progress. In the meantime, I thank you for your commitment and partnership.

BHP Billiton Limited Annual General Meeting

Speeches by Jac Nasser, Chairman, BHP Billiton

and

Andrew Mackenzie, Chief Executive Officer, BHP Billiton

20 November 2014

Our productivity agenda across the Company is creating more opportunities and the value for shareholders is clear. As you know, we have already targeted significant productivity gains. The demerger proposal that Jac has described is an important step forward to go beyond this promise and further strengthen your already financially strong Company.

For more than a decade our strategy has been to own and operate large, long-life, low-cost, expandable, upstream assets diversified by commodity, geography and market. Today we have 41 assets worldwide, 19 of which generate a large percentage of our earnings. We see a future concentrated exclusively on these core minerals and petroleum assets, a 50 per cent reduction from today, and only 12 of the 19 will be operated by BHP Billiton. This is a stunningly simple portfolio for a company of our size.

The increased focus on our major businesses will unleash more productivity increases faster and with greater certainty, and the new company will also be one of global significance. The new company’s assets, which are spread across the Southern Hemisphere, form a portfolio that in the 2014 financial year generated almost US$1.8 billion of EBITDA. The new company will be the world’s largest producer of manganese ore, will own the world’s largest producing silver mine and be a substantial producer of alumina, aluminium, nickel and coal.

The demerger is an important step in our commitment to maximise the value of your Company. Of course we can only deliver sustainable value to our shareholders, if BHP Billiton is environmentally responsible and delivers value to the communities where we operate.

We are committed to minimising our environmental impact and support significant areas of international conservation value, such as Valdivia in Chile and Five Rivers in Tasmania. Together, these two projects conserve 60,000 hectares for 16 globally threatened species. Conservation projects like Valdivia can also help build resilience to the impacts of climate change.

Jac spoke about our wider contribution to society and economic growth. At the community level, our support of local economies includes infrastructure development and employment, the purchase of local goods and services, and taxes and royalties. Fifty-five per cent of our spend is with local suppliers.

Our commitment also sees us involved in a range of health, educational and environmental programs. Our Sustainability Report, which we published in September, gives a flavour of the huge range of these projects. We work with host communities all around the world to understand their issues and identify opportunities. From helping Brazilian coffee farmers improve productivity sustainably, to signing an Opportunities Agreement with three First Nations in Saskatchewan, to Humanitarian assistance for typhoons in the Philippines, bushfires in Australia and Ebola in West Africa. Last year we also invested over US$240 million in community and conservation programs with lasting benefit.

BHP Billiton Limited Annual General Meeting

Speeches by Jac Nasser, Chairman, BHP Billiton

and

Andrew Mackenzie, Chief Executive Officer, BHP Billiton

20 November 2014

Here in South Australia our community work includes:

•	through our Aboriginal Participation program, support for Aboriginal employment and capacity building;

•	through the Arid Recovery program, a conservation initiative to restore Australia’s arid zone ecosystem; and

•	through our Prisoner Reintegration program, opportunities for work experience and employment for Port Augusta Prison inmates.

Our own people also make a real difference to the communities where they live and work. They volunteer their time and donate money, which we matched under our Matched Giving program. In the 2014 financial year this amounted to US$12.1 million.

Your Company is in very good shape. Our strategy is enduring and continues to create value for our shareholders. Our access to many of the best resource basins in the world underpins our competitive advantage. By focusing on the core we can go further and faster. We know these basins intimately and we will continue to develop them well.

I would like to thank the hard-working, dedicated and talented people at BHP Billiton for their strong safety focus and significant contribution. I would also like to thank my management team for their support and, in particular, Karen Wood who has retired after 13 years of service with the Company. Thank you Karen for your counsel and leadership.

Looking forward you can expect more of the same from us. I am very happy to be predictable. Our productivity journey will advance. We will continue to deliver record production in a sustainable way so that we achieve a 16 per cent increase over the two years to the end of financial year 2015. We have already made significant cost savings and we will continue to drive costs down even further. We are targeting substantial productivity gains by the end of the 2017 financial year. We reduced our capital expenditure by a third in financial year 2014. We will reduce it again this year, and we will only invest where we see a solid return. We will generate strong cashflow and, as a consequence, deliver good returns for you our shareholders.

Over the past decade our strong position has also allowed us to return US$64 billion dollars to shareholders in dividends and buy backs. Everything we are doing, including productivity accelerated by the demerger, is aimed at increasing cash returns to you our shareholders.

We are committed:

•	to maintaining a strong balance sheet and solid ‘A’ credit rating;

•	to continuing to selectively invest in high return, diversified investment opportunities through the cycle.

•	to extending our progressive base dividend policy; and

BHP Billiton Limited Annual General Meeting

Speeches by Jac Nasser, Chairman, BHP Billiton

and

Andrew Mackenzie, Chief Executive Officer, BHP Billiton

20 November 2014

•	to returning excess cash to shareholders consistently, predictably and in the most efficient way.

We will honour these commitments and live up to the purpose and values in Our Charter.

Thank you.

Jac Nasser, Chairman, BHP Billiton

Closing remarks

Ladies and Gentlemen, thank you for your questions.

We value your comments and ideas and will continue to work for ongoing improvement on your behalf.

For those of you who have not completed your voting card, please take the opportunity to do so now. When you leave the meeting you can drop your cards at the back of the room.

In closing, let me again thank you for your continued support and commitment. The results of the Annual General Meetings will be notified to the stock exchanges and published on our website.

Thank you for coming along today and I hope you have time to join us for refreshments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 21 November 2014	By:	Nicole Duncan

	Name:	Nicole Duncan
	Title:	Company Secretary